

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2015

Via E-mail
Yue Kou, Chief Financial Officer
Toda International Holdings, Inc.
c/o Dalian Tofa Wire and Cable Co., Ltd.
No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District
Dalian, Liaoning Province, PRC 116001

>   **Re: Toda International Holdings, Inc.**
>   **Form 20-F for the year ended December 31, 2013**
>   **Filed July 11, 2014**
>   **File No. 0-52346**

Dear Mr. Kou:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief